Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	July 3,	June 27,	June 29,
	2009	2008	2007
	(In millions except ratios)
Earnings:
Income from continuing operations before income taxes	$485.3	$667.5	$518.1
Plus: Fixed Charges	59.2	64.3	48.0
Amortization of Capitalized Interest	—	—	—
Less: Interest Capitalized During the Period	(0.2)	(0.1)	—
Undistributed Earnings in Equity Investments	—	—	—

	$544.3	$731.7	$566.1

Fixed Charges:
Interest Expense	$52.8	$53.1	$38.9
Plus: Capitalized Interest	0.2	0.1	—
Interest Portion of Rental Expense	6.2	11.1	9.1

	$59.2	$64.3	$48.0

Ratio of Earnings to Fixed Charges	9.19	11.38	11.79